Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Christini EV, Inc.
611 N. 2nd St.
Philadelphia, PA 19123
https://www.christini.com

Up to $1,234,998.00 in Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Christini EV, Inc.
Address: 611 N. 2nd St., Philadelphia, PA 19123
State of Incorporation: DE
Date Incorporated: February 17, 2022

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Common Stock
Offering Maximum: $1,234,998.00 | 411,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $498.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

First Investors Bonus: Invest within 72 hrs and receive 15% bonus shares

Super Early Bird Bonus: Invest within the first week and receive 10% bonus shares

Early Bird Bonus: Invest within the first two weeks and receive 5% bonus shares

Amount-Based:

$500 Investment: Christini hat.

$1,000 Investment Christini hat and T-Shirt.

$2,500 Investment (plus your deposit to Christini EV): transferable reserved build on units 151-200 of the first E-ATV or E-Fat Moto units plus a Christini hat and T-Shirt.

$5,000 Investment (plus your deposit to Christini EV): reserved build on units 101-150 of the first E-ATV units plus a Christini hat and T-Shirt.

$10,000 Investment (plus your deposit to Christini EV): 5% bonus shares, reserved build on units 51-100 of the first E-ATV or E-Fat Moto units plus a Christini hat and T-Shirt.

$25,000 Investment (plus your deposit to Christini EV): 10% bonus shares, reserved build on units (26-50) of the first 100 E-ATV or E-Fat Moto, plus a limited edition Christini hat and T-Shirt plus White Glove delivery by Christini specialist.

NOTE: Purchase of any vehicle from Christini EV, Inc. requires a separate deposit directly to Christini EV, Inc. at the time of order.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Christini EV will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Christini EV, Inc. ("Christini EV" or the "Company") is a corporation organized under the laws of the state of Delaware. Christini EV is a fully-integrated adventure EV company offering Electric and Hybrid-Electric ATV's, Fat Tire Motorcycles, and E-Vehicles.

The Company leverages Steve Christini's 20+ years of experience in the powersports, bicycle, and military industry to launch its vast development, technology, and supply chain knowledge into a new line of Electric Vehicles. The first of its kind, Christini EV will launch its flagship E-ATV with integrated Hub motors, long-range lithium-ion battery, an onboard range extender and generator that is adaptable to autonomous driving to deliver what we believe to be the most versatile recreational ATV on the market.

Christini EV is a separate and newly formed entity that is not part of Christini Technologies, Inc. which previously developed and marketed a commercial All Wheel Drive motorcycle for competition, recreational and military use. Christini EV has licensed certain technologies from Christini Technologies such as the use of the proprietary AWD system for its Fat Tire Motorcycle under development.

Christini EV is also a separate entity from Christini Accessory Group LLC which is a bicycle retail and E-Bike manufacturing business owned 100% by Steven Christini. In 2021, Christini Accessory Group developed and sold the first E-ATV to the US Navy as a protytype that has been in use for over one year. In August 2022, Christini Accessory Group / Steven Christini (inventor) assigned all its patents, know-how and technologies underlying the E-ATV to Christini EV in exchange for equity owned by Steven Christini and other consideration described in the financial information section.

The Company's US provisional patent application (No. 63/285,608 - S. Christini inventor) was filed on December 3, 2021 and the corresponding US patent application No. 18/074,594 and international PCT applications were filed December 5, 2022 and are assigned to Christini EV.

Competitors and Industry

The Electric Vehicle landscape is large with companies entering every day. According to BIS Research, The electric ATV market is projected to grow by >20% per year for the next 10 years with innovative, high-quality products gaining attention.

The large players are well-known companies such as Polaris, BRP, John Deere, and others. Smaller companies like Volcon have Electric offerings as well. Christini EV will offer vehicles at a competitive price using comprehensive CKD assembly and direct-to-consumer delivery of vehicles with superior technology at the stated price point.

We believe Christini EV will be the first company to develop an ATV with 4 hub motors rather than central motors and drive shafts. The hub motors are far easier to service and provide enormous power directly to the wheels. The addition of a range extender is also not presently available in the industry. The two-wheeled ATV with front and rear driven wheels is a new category of vehicle that we believe will appeal to hunters and adventure riders, park service and others who want extreme traction and control and the ability to go where ATVs cannot. Additionally, the ability to use a silent electric approach with the vehicle is enticing.

Current Stage and Roadmap

Christini EV has built and tested the first Hybrid E-ATV's and is currently delivering vehicles to the US Navy for testing and operational use. The E-Moto is in the final stages of development and testing.

Supplier agreements are in place for many components of the E-ATV and E-Moto with CKD assembly plans established for US production. Partner companies have been identified for Automotive grade NCM batteries and the automotive range extender has been secured and tested. The autonomy component of the E-ATV will be a longer development cycle, however, when completed will offer an outdoorsman or hunter walk behind robotic autonomy for the E-ATV.

The Team

Officers and Directors

Name: Steven Christini

Steven Christini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Board Director
  Dates of Service: February, 2022 - Present
  Responsibilities: Management of Corporate matters. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Christini Accessory Group, LLC
  Title: Owner

Dates of Service: February, 2013 - Present
Responsibilities: Design and Manufacturing of bicycles

Name: Tony Smith

Tony Smith's current primary role is with Pathfinder ATV LLC. Tony Smith currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Sales
  Dates of Service: February, 2022 - Present
  Responsibilities: Fleet Sales. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** Pathfinder ATV LLC
  Title: COO
  Dates of Service: March, 2012 - Present
  Responsibilities: Business partnerships

Name: Michael Christini

Michael Christini's current primary role is with TreoVir, Inc.. Michael Christini currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary, Treasurer, and Board Director
  Dates of Service: February, 2022 - Present
  Responsibilities: Corporate Development and Legal. Currently does not take a salary.

Other business experience in the past three years:

- **Employer:** TreoVir, Inc.
  Title: CEO
  Dates of Service: January, 2019 - Present
  Responsibilities: Management, Legal, Fundraising

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,200,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions

of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational E-ATV or E-Fat Tire Moto or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our E-ATV and E-Fat Tire Moto. Delays or cost overruns in the development of our E-ATV and E-Fat Tire Moto and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that

competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Christini EV, Inc. was formed on February, 17th 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Christini EV, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our E-ATV and E-Fat Tire Moto is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns CHRISTINI and CHRISTINI EV trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government

regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Christini EV, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Christini EV, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven Christini	1,950,000	Common Stock	57.3%
Christini Technologies, Inc. (Steven Christini 13.7%; Michael DeSimone 23%; Gerard Klauder 13.5%; David Boyer 6.6%; Remaining individual shareholders each own less than 5%)	1,000,000	Common Stock	29.4%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,666 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 3,700,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 3,700,000 shares, includes 3,400,000 shares of Common Stock, 70,000 shares of issued options, and 230,000 shares of unissued options.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest.

Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,150,000
  Use of proceeds: Founders shares
  Date: April 22, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,250,000
  Use of proceeds: Technology Licensing
  Date: August 31, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Technology Licensing
  Date: August 31, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

How long can the business operate without revenue:

The development of powersports products is highly labor and material-dependent. Without significant cash >$1 million, Christini EV can operate for approximately 6-12 months without generating revenue from sales or partnerships, depending upon the level of equity or debt fundraising.

Foreseeable major expenses based on projections:

The costs for product development including parts, prototyping and employee salaries to develop and test the products are highly capital-dependent. Several additional prototypes will need to be constructed and tested over the next 12 months prior to beginning commercial sales. These prototypes could cost upwards of $50,000 each in parts and labor and may consume up to 50% of total funds raised depending upon the level of funding.

Marketing, including web-based advertising for product promotion and awareness, will be critical to building enthusiasm for the Christini EV products. Product demos both in person and via video on the web will be required. Promotional videos and advertising will be required. We estimate that 20-30% of the total funds raised will be required for marketing in the first 12 months prior to beginning commercial sales.

Overhead (rent, insurance, office expenses, etc.) will be a large ongoing cost item prior to the first commercial sales. Up to $10,000 per month will be required to support overhead prior to the first commercial sales that would bring in revenues.

Future operational challenges:

Future operational challenges include successful product development and testing to ensure the Christini EV products perform as expected, are safe to operate, and are sufficiently reliable to meet customer expectations.

Ultimately, if demand for the products is strong, then production scale-up to meet potential demand may be a challenge both for manufacturing infrastructure as well as the supply of parts and the ability to obtain financing to support inventory requirements.

Future challenges related to capital resources:

Raising sufficient financing to support potential product sales growth may be challenging if the product sales growth doesn't ramp up as anticipated.

Securing significant customer deposits to partially support product build ahead of delivery is not typical for the industry but may be required.

Future milestones and events:

Achieving product performance and reliability to meet customers' expectations for a new product will be an essential milestone.

Securing adequate pre-orders in the range of 100-500 that will support a large pre-production supply contract on essential vehicle, motor and battery components will also be important.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2022, the Company has capital resources available in the form of cash advances and product development support from related party transactions as noted in the financial disclosures.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support product development, marketing and general company operations and overhead.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, >80% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 6 months. This is based on a current monthly burn rate of $50,000 for expenses related to prototype development, salaries, and overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1 year based upon an increased monthly burn rate of $100,000 for expenses related to prototype development, product promotion, inventory for a small production run, overhead, and other expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including military contracts or development grants, partnerships, and additional equity financing through StartEngine and other private investors.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Christini Accessory Group, LLC
  Names of 20% owners: Steven Christini
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Assignment Agreement involving grant of equity to Christini Accessory Group in exchange for acquisition of IP and know-how underlying the company products.
  Material Terms: In August 2022, the Company entered into an Assignment Agreement with Christini Accessory Group, LLC ("CAG"), a separate Limited Liability Company formed in Pennsylvania on February 2nd, 2013. The Company's CEO owns 100% of CAG's equity. CAG is primarily an electric bike manufacturer that acquired US Navy contracts to develop an electric ATV which it produced and delivered to the Navy in December 2021. The design is the subject of US and foreign patent applications filed in December 2022 which has been assigned to the Company in exchange for 1,250,000 shares of the Company's fully vested Class A Common Stock as well as $200,000 paid in annual installments of $50,000 per year beginning on the date two years after the first product sales. The assignment includes the exclusive right to all title and interest to the assets owned by CAG relating to the development, manufacturing, and sale of an electric all-terrain vehicle (ATV) that includes electric hub motors and a design that could further include hybrid or range extender capabilities. Furthermore, throughout 2022, CAG advanced costs to fund the Company's operations relating to a prototype development. This payable bears no interest rate, will become due upon demand, and had an ending balance of $20,224 as of September 30, 2022.

- **Name of Entity:** Christini Technologies Inc.
  Names of 20% owners: Michael DeSimone
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: License Agreement involving grant of equity in exchange for license rights underlying company products and brand name.
  Material Terms: In August 2022, the Company entered into a License Agreement with Christini Technologies, Inc. ("CTI"), a separate Corporation formed in Delaware on June 24th, 1999. The Company's CEO owns approximately 13.7% of CTI's equity. CTI licensed to the Company all of its rights, title, and interest to assets it owns relating to the development, manufacturing, and sale of certain products, designs & prototypes, and certain know-how relating to proprietary technology all to be utilized in the Company's electric vehicle product line up. Furthermore, CTI shall license to the Company a non-exclusive right to use its brand name, trademark, web domain, existing supply contracts, existing military contracts, aftermarket supply contracts, and the right to assume CTI's existing lease for up to 4,000 sq ft of space for rent of $100,000 per year. In consideration for these licenses, the Company shall (i) grant CTI 1,000,000 shares of fully-vested Class A Common Stock, (ii) pay CTI $250,000 in two installments or a lump sum upon the closing on $5M in equity financing for the costs of development, design, and overhead it incurred in 2021 and 2022, (iii) reimburse CTI by December 31, 2022 for expenses paid on behalf of the Company for the purposes of funding its operations and supporting ongoing development which included monthly payroll, rent, and miscellaneous parts, (iv) pay CTI 10% of any funds received from 3rd party collaborators / licensees / acquirers of the Company's product for a period of 10 years up to a sum of $250,000, (v) pay CTI $50,000 per year for the first 5 years and $75,000 per year for years 5-10 for the non-exclusive use of the CHRISTINI brand name and access to christini.com web domain. After that time, the parties shall negotiate a new annual license fee not to be less than $100,000 / 1% of sales, or maximum of 2% of sales of any CHRISTINI branded product. This royalty shall be fully transferable to any acquirer or sublicensee, (vi) lastly, the Company or its assignee(s) shall pay CTI a quarterly per-unit royalty of $100 on the first 10,000 units sold of a particular product up to a sum of $1M. This royalty shall be fully transferable upon any sale or license of this particular product line. In relation to point "iii", this payable bears no interest rate, will become due upon demand, and had an ending balance of $106,187 as of September 30, 2022

Valuation

Pre-Money Valuation: $11,100,000.00

Valuation Details:

Christini EV was newly formed in 2022 but leverages the prior development and commercial efforts of Christini Technologies, Inc., a separate company, that over 20+

years, developed know-how and technology now being used in the E-ATV, hybrid ATV and E-Fat Tire moto products being developed by Christini EV. These technologies are accessible by Christini EV through a license with Christini Technologies, for commercial rights to know how and technology useful for powersports operations, manufacturing supply contracts, military supply chain and contracts and are all considered in the valuation.

We have fully developed operational demonstrator vehicles as seen in the launch videos. We have also built the first E-ATVs under contract with the US Navy for which they paid over $100,000 and Steve Christini has personally invested $250,000 in cash.

Finally, the license rights to the Christini brand name for use with the Christini EV products (aslo from Christini Technologies, Inc.) command additional value for Christini EV since the Christini name brand has been on products sold worldwide for over 20 years and is already associated with powersports through the sale of AWD motorcycles and bicycles by Christini Technologies prior to the formation of Christini EV.

The total number of shares outstanding on a fully diluted basis, 3,700,000 shares, includes 3,400,000 shares of Common Stock, 70,000 shares of issued options, and 230,000 shares of unissued options.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Marketing of the flagship E-ATV to US consumers during the launch of Christini EV.

- *Research & Development*
  40.0%
  The majority of the Technology is developed and operation demonstrators exist. We are stage 8 readiness level per military requirements.

- *Inventory*
  10.0%
  Partnerships with our frame supplier, battery supplier, and motor/controller suppliers are established. Contracts have been established and Purchase orders are ready to start phase 1 production.

- *Company Employment*
  10.0%
  2 Engineering, 2 Operations, personnel will be added in Year 1 in addition to the marketing collaborations and peroneal

- *Working Capital*
  10.0%
  G&A

- *Operations*
  4.5%
  CKD assembly locations and operations

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  30.0%
  E-ATV and E-Fat Tire Moto launch along with Hybrid technology

- *Research & Development*
  20.0%
  The majority of the Technology is developed and operation demonstrators exist. We are stage 8 readiness level per military requirements.

- *Inventory*
  20.0%
  Partnerships with our frame supplier, battery supplier, and motor/controller suppliers are established. Contracts have been established and Purchase orders are ready to start phase 1 production.

- *Operations*
  10.0%
  CKD assembly locations and operations

- *Working Capital*
  10.0%
  G&A

- *Company Employment*
  4.5%
  Additional Engineering and Operations Peroneal

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.christini.com (www.christini.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/christiniev

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Christini EV, Inc.

[See attached]

Christini EV, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

As of September 30, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Christini EV, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of September 30, 2022 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the short-period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 21, 2022

Vincenzo Mongio

Statement of Financial Position

	As of September 30, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	572
Total Current Assets	572
Non-current Assets	
Intangible Assets: Patent, net of Accumulated Amortization	2,173
Total Non-Current Assets	2,173
TOTAL ASSETS	2,745
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable - Related Party	126,411
Total Current Liabilities	126,411
TOTAL LIABILITIES	126,411
EQUITY	
Common Stock	115
Additional Paid in Capital	500
Accumulated Deficit	(124,281)
Total Equity	(123,666)
TOTAL LIABILITIES AND EQUITY	2,745

Statement of Operations

	Short Period Ended September 30, 2022
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
General and Administrative	3,929
Research and Development	97,852
Rent and Lease	22,500
Total Operating Expenses	124,281
Operating Income (loss)	(124,281)
Provision for Income Tax	-
Net Income (loss)	(124,281)

Statement of Cash Flows

	Short Period Ended September 30, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(124,281)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable - Related Party	126,411
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	126,411
Net Cash provided by (used in) Operating Activities	2,130
INVESTING ACTIVITIES	
Patent	(2,173)
Net Cash provided by (used by) Investing Activities	(2,173)
FINANCING ACTIVITIES	
Issuance of Common Stock	615
Net Cash provided by (used in) Financing Activities	615
Cash at the beginning of period	-
Net Cash increase (decrease) for period	572
Cash at end of period	572

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 2/17/2022 (Inception)	-	-	-	-	-
Issuance of Common Stock	3,400,000	115	500	-	615
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(124,281)	(124,281)
Ending Balance 9/30/2022	3,400,000	115	500	(124,281)	(123,666)

Christini EV, Inc.
Notes to the Unaudited Financial Statements
As of September 30, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Christini EV, Inc. ("the Company") was formed in Delaware on February 17th, 2022. The Company is developing electric and hybrid adventure vehicles with an emphasis on a low sound signature, extended range, high-quality, and performance. Targeting the outdoorsman, the Company has developed and built an innovative Hybrid Electric ATV with 4 nearly silent hub motors, creating a new category for adventure riders and hunters alike who want silent traction and control with an eco-friendly approach. Our team is built on 20 years of powersports, bicycle, and military experience. Our company is in pre-revenue and prototyping stages, with large partnerships in the works thanks to our extensive network.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

The Company's intangible asset consists of a patent and is recorded at cost.

Accounts Payable

Please see "Related Party Transactions" for further information.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has authorized a Stock Option Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 300,000 shares of Common Stock have been allocated towards this Plan. In 2022, the Company has granted a total of 70,000 shares in the form of Stock Options at a cost of $0.010 per share that shall vest over a period of 4 equal annual installments.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, February 17, 2022	-	$ 0.010	$ -
Granted	70,000	$ 0.010	$ -
Exercised	-	$ 0.010	$ -
Expired/cancelled	-		
Total options outstanding, September 30, 2022	70,000	$ 0.010	$ -
Options exercisable, September 30, 2022	-	$ 0.010	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, February 17, 2022	-	$ -
Granted	70,000	$ 0.010
Vested	-	$ -
Forfeited	-	$ -
Nonvested options, December 31, 2021	70,000	$ 0.010

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In August 2022, the Company entered into an Assignment Agreement with Christini Accessory Group, LLC ("CAG"), a Limited Liability Company formed in Pennsylvania on February 2nd, 2013. The Company's CEO owns 100% of CAG's equity. CAG is primarily an electric bike manufacturer that acquired US Navy contracts to develop an electric ATV which it produced and delivered to the Navy in December 2021. The design is the subject of a patent application filed in December 2021 which will be assigned to the Company in exchange for 1,250,000 shares of the Company's fully vested Class A Common Stock as well as $200,000 paid in annual installments of $50,000 per year beginning on the date two years after the first product sales. The assignment includes the exclusive right to all title and interest to the assets owned by CAG relating to the development, manufacturing, and sale of an electric all-terrain vehicle (ATV) that includes electric hub motors and a design that could further include hybrid or range extender capabilities. Furthermore, throughout 2022, CAG advanced costs to fund the Company's operations relating to a prototype development. This payable bears no interest rate, will become due upon demand, and had an ending balance of $20,224 as of September 30, 2022.

In August 2022, the Company entered into a License Agreement with Christini Technologies, Inc. ("CTI"), a Corporation formed in Delaware on June 24th, 1999. The Company's CEO owns approximately 10% of CTI's equity. CTI licensed to the Company all of its rights, title, and interest to assets it owns relating to the development, manufacturing, and sale of certain products, designs & prototypes, and certain know-how relating to proprietary technology all to be utilized in the Company's electric vehicle product line up. Furthermore, CTI shall license to the Company a non-exclusive right to use its brand name, trademark, web domain, existing supply contracts, existing military contracts, aftermarket supply contracts, and the right to assume CTI's existing lease for up to 4,000 sqft of space for rent of $100,000 per year. In consideration for these licenses, the Company shall (i) grant CTI 1,000,000 shares of fully-vested Class A Common Stock, (ii) pay CTI $250,000 in two installments or a lump sum upon the closing on $5M in equity financing for the costs of development, design, and overhead it incurred in 2021 and 2022, (iii) reimburse CTI by December 31, 2022 for expenses paid on behalf of the Company for the purposes of funding its operations and supporting ongoing development which included monthly payroll, rent, and miscellaneous parts, (iv) pay CTI 10% of any funds received from 3rd party collaborators / licensees / acquirers of the Company's product for a period of 10 years up to a sum of $250,000, (v) pay CTI $50,000 per year for the first 5 years and $75,000 per year for years 5-10 for the non-exclusive use of the CHRISTINI brand name and access to christini.com web domain. After that time, the parties shall negotiate a new annual license fee not to be less than $100,000 / 1% of sales, or maximum of 2% of sales of any CHRISTINI branded product. This royalty shall be fully transferable to any acquirer or sublicensee, (vi) lastly, the Company or its assignee(s) shall pay CTI a quarterly per-unit royalty of $100 on the first 10,000 units sold of a particular product up to a sum of $1M. This royalty shall be fully transferable upon any sale or license of this particular product line. In relation to point "iii", this payable bears no interest rate, will become due upon demand, and had an ending balance of $106,187 as of September 30, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company has royalty and licensing commitments as mentioned in Note 3.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company has authorized 6,000,000 shares of Common Stock with a par value of $0.0001 per share. 3,400,000 shares were issued and outstanding as of September 30, 2022.

Voting: Common Stockholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 21, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Christini EV is not live or open to the public at this moment.

Electric and Hybrid Off-Road Vehicles

INVEST IN CHRISTINI EV TODAY!

Christini EV is developing electric and hybrid adventure vehicles with an emphasis on a low sound signature, extended range, high-quality, and performance. Targeting the outdoorsman, we have developed and built an innovative Electric ATV with 4 nearly silent hub motors, ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ecofriendly electric adventure vehicles

$0.00 Raised

REASONS TO INVEST

- We have developed an electric ATV utilizing 4 hub motors rather than a single motor that requires a complex and expensive drivetrain. From our experience, we've seen that hub motors eliminate expensive parts, are far more efficient, are easier to service, and save on overall maintenance costs.
- The Electric ATV market is forecasted to grow 23% a year over the next decade - expanding from $468.9 million to greater than $4.3 billion.*
- Founder Steve Christini has more than 20 years of experience in the powersports industry with international supply chain connections, major powersports connections, and military contacts. In fact, our first eATV prototype was developed, tested, and supplied under a contract to the US Office of Naval Research (ONR).

*Market information provided by (source)

THE PITCH

Christini EV is developing electric and hybrid adventure vehicles with an emphasis on a low sound signature, extended range, high-quality, and performance. Targeting the outdoorsman, we have developed and built an innovative Hybrid Electric ATV with 4 nearly silent hub motors, creating a new category for adventure riders and hunters alike who want silent traction and control with an eco-friendly approach. Our team is built on 20 years of powersports, bicycle, and military experience. Our company is in pre-revenue and prototyping stages, with large partnerships in the works thanks to our extensive network.

CHRISTINI EV - A fully-integrated Adventure EV Company

Everyone knows electric vehicles are gaining popularity - so why not bring them into the adventure vehicle sector?


Electric adventure vehicles with better traction, more efficiency, and reduced carbon footprints

After creating bikes, motorcycles, and e-bikes for the last 20 years - Christini EV is developing novel electric adventure vehicles. With unique design elements, the Christini EV line of vehicles have better traction, more efficiency, and a reduced carbon footprint.


Fewer drive system parts and reduced maintenance

Eco-friendly, and assembled in the US, we believe our electric ATV with 4 hub motors is the first of its kind - allowing for fewer drive system costs and less overall maintenance. Meanwhile, our fat-tire ATV with two-wheel drive utilizes both electric and hybrid power - leaving users feeling assured they have the range to get where they need to go. A patent application was filed on the hub motor ATV and hybrid product designs in 2021.

THE PROBLEM & OUR SOLUTION

Electric powersports products have had barriers to market entry due to cost and limited range - and we're here to change that


More efficient delivering extended range

We believe we are the first company to develop and launch an ATV with 4 hub motors rather than a central motor and drive shafts. By eliminating a power-sucking drivetrain, the efficiency of the ATV increases by utilizing 4 high-power hub motors void of any contacting parts thus providing enormous power directly to all four wheels. Our products include a range extender option that can serve as an onboard charging system or a remote power source that can be used to power a campsite or charge equipment.


Eliminates drive train serviceability and warranty claims

This means no more concern over limited battery range and getting stuck in the woods and, no more costly, time-consuming drivetrain maintenance. In fact, our hub motor design solution eliminates almost all of the drivetrain serviceability and associated warranty claims.

Our 2nd product line, our 2-wheel ATV (with both front and rear driven wheels), will appeal to hunters and adventure riders, park service, and others who want extreme traction and control in a narrow footprint. And because it's electric, it's nearly silent.



4 Independently controlled hub motors allow for superior traction and turning capabilities and quick replacement by end-user



Hybrid prototype developed to dramatically extend EV range and offer remote field generator/ power supply for tools, camp lights, etc.



2-Wheel ATV - Christini AWD system for two wheel vehicles developed and race tested over 15 years. Front wheel traction without added front loaded weight provides optimal traction and control

We have a fairly-priced, direct-to-consumer business model - where instead of going through a dealer, we will deliver directly to customers' doors.

THE MARKET & OUR TRACTION

Electric ATV market is forecasted to grow 23% a year over the next decade

The EV ATV / 4 Wheeler market should see 23% annual growth between 2019-2030 - expanding from $468.9 million to greater than $4.3 billion (source).


23% annual growth
between 2019-2030 for the
EV ATV/4 Wheeler market

By bringing to the market what we believe to be the first hub motor E- ATV, we think we are primed to capture this growth.

And unlike our competitors, we believe in offering a lower price to value vehicle. That's why our direct-to-consumer model allows for high-margin sales that we believe major brands can't achieve due to the entrenched dealer model.


CHRISTINI EV will leverage 20+ years of product design, development, production and supply chain experience with over 100 US and international suppliers.
CHRISTINI has 20+ year relationship with dozens of parts suppliers in US and overseas. Supply of orders in 10s to 100s of units is readily available for scale-up manufacturing
CKD assembly for 500+ units in US based facility
EV Motors and controllers supplied by two of the largest EV manufacturers in the world
Battery designed by CHRISTINI utilizing CATL NCM cells which are the same cells used in many of todays Electric Cars
Source for E-ATV chassis from established Taiwan ATV supplier
Current Moto frame supplier and Taiwan Bicycle frame suppliers established for volume EV Moto and E-Bike supply

WHY INVEST

Christini EV brings unique innovation and extensive experience to the electric powersports categories

Previous vehicles developed by Christini Technologies (an unrelated company) have been sold in over 30 countries and have had success in racing at such venues as the X Games and Endurocross circuit. The US Air Force, US Border Patrol, and Navy Seals have also used Christini AWD motorcycles in patrol and combat settings.


Previous vehicles have had success in racing and have been used by The US Border Patrol, Navy Seals, and US Air Force

Drawing from these experiences, connections, and more - we are ready to develop and launch a complete line of high-quality, high-performance unique electric off-road vehicles that should inspire a large exit opportunity.


Help us develop and launch high quality, high performance unique vehicles

Help us advance powersports, introduce electric models to the community, and take off into a market ready for disruption. Invest today!

ABOUT

HEADQUARTERS
611 N. 2nd St.
Philadelphia, PA 19123

VALUATION
$11.1M

Christini EV is developing electric and hybrid adventure vehicles with an emphasis on a low sound signature, extended range, high-quality, and performance. Targeting the outdoorsman, we have developed and built an innovative Electric ATV with 4 nearly silent hub motors, creating a new category for adventure riders and hunters alike who want silent traction and control with an eco-friendly approach. Our team is built on 20 years of powersports, bicycle, and military experience. Our company is in pre-revenue and prototyping stages, with partnerships in the works thanks to our extensive network.

TEAM



Steve Christini
CEO

25+ years experience in motorsports industry as CEO of Christini Technologies

Established Christini AWD as international motorcycle brand with broad racing, consumer and military success

Engineer / project manager with extensive experience in manufacturing, operations and supply chain logistics; hundreds of supplier relationships

Expert Designer in 3D engineering design software and accomplished machinist.

Inventor of AWD technology for bicycles and motorcycles

Military Supply chain expert with dozens of military contracts awarded



Tony Smith
VP Sales

Over 30 years of business management and customer service & support experience10 years of sales, business development, field research and marketing in the EV space involving motorcycles & ATVs

Sales & Marketing for Zero Motorcycles, Electric Vehicle Systems and TomRide Kids ATVs.

10 years of experience in social media design and marketing



Michael Christini
Business Development / Legal

25+ years experience as a lawyer and start-up executive with a broad range of corporate, financial, legal, business development, and early product development experience with companies, primarily at the development stage.

Significant expertise in negotiating complex intellectual property licensing agreements, government grants, supply contracts and other transactions.



Mike DeSimone
Advisor/Investor

Owns and operates DeSimone Group Investments, a Family Office. Investments are in start-up and operating companies specializing in innovative technologies primarily within the transportation sector.

Michael was President and CEO DeSimone Cadillac Company, DeSimone Enterprises, Inc., dba DeSimone BMW Ltd and DeSimone Motorsport

Michael held advisory representation in the General Motors National Dealer Marketing Advisory Board, the Cadillac National Dealer Marketing Advisory Board and the NADA IT Committee.



David Boyer
Advisor/Investor

Retired President & CEO, Teleflex Incorporated

Experienced automotive executive with 27 years of operational and management experience

Grew Teleflex Inc. from $216 mil. To $813 mil. in 8 years of continous growth before retirement

Former managing director of Christini Technologies, inc. with intimate knowldege of product and techology

Angel investor and mentor for various tech and engineeing ventures



Mike Dunkley
EV Insustry Advisor

Career in global manufacturing, working with some of the worlds largest corporations

Director of UK FTSE 100 corporation (BTR plc),

Co-Founder of world's largest industrial battery group

Core skills include strategy, market development, organization restructuring etc

Has assumed numerous roles including Board, CEO, & C-suite with responsibility.

Managed company's in Europe and USA

Director of Vectrix EV program

TERMS

Christini EV

Overview

PRICE PER SHARE	VALUATION
$3	$11.1M
DEADLINE	AMOUNT RAISED
Feb 21, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$498.00	Equity
MAX INVESTMENT	ASSET TYPE
$249,999.00	COMMON
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
3,333	Common Stock
	MAX NUMBER OF SHARES OFFERED
	411,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : **Christini EV, Inc.**

Corporate Address : **611 N. 2nd St., Philadelphia, PA 19123**

Offering Minimum : **$9,999.00**

Offering Maximum : **$1,234,998.00**

Minimum Investment Amount (per investor) : **$498.00**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **3,333**

Maximum Number of Shares Offered : **411,666**

Price per Share : $3.00

Pre-Money Valuation : $11,100,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

First Investors Bonus: Invest within 72 hrs and receive 15% bonus shares

Super Early Bird Bonus: Invest within the first week and receive 10% bonus shares

Early Bird Bonus: Invest within the first two weeks and receive 5% bonus shares

Amount-Based:

$500 Investment: Christini hat.

$1,000 Investment Christini hat and T-Shirt.

$2,500 Investment (plus your deposit to Christini EV): transferable reserved build on units 151-200 of the first E-ATV or E-Fat Moto units plus a Christini hat and T-Shirt.

$5,000 Investment (plus your deposit to Christini EV): reserved build on units 101-150 of the first E-ATV units plus a Christini hat and T-Shirt.

$10,000 Investment (plus your deposit to Christini EV): 5% bonus shares, reserved build on units 51-100 of the first E-ATV or E-Fat Moto units plus a Christini hat and T-Shirt.

$25,000 Investment (plus your deposit to Christini EV): 10% bonus shares, reserved build on units (26-50) of the first 100 E-ATV or E-Fat Moto, plus a limited edition Christini hat and T-Shirt plus White Glove delivery by Christini specialist.

NOTE: Purchase of any vehicle from Christini EV, Inc. requires a separate deposit directly to Christini EV, Inc. at the time of order.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Christini EV will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Are you an outdoorsman or hunter and have been looking to explore with a quiet, versatile EV machine, but just haven't seen the one that fits your expectations on range and capability? Then let us introduce you to our flagship E-ATV.

Our machine offers all the offroad mobility and power you would expect with an ATV, but provides a truly hear-the-birds chirping branch crackling silence.

If that isn't impressive enough. Our new E-ATV has four independently controlled hub motors, giving the machines superior range with no grinding, power-sucking drivetrain to eat up your battery life.

These hub motors will give your machine, and you, the ability to reverse your trailhead direction.

By doing this.

Yeah... Try doing that with your current ATV.

If you're the rider who likes to get into really tight trails and explore where other machines just can't, then look no further than our hybrid Two-wheel ATV with active all-wheel drive Traction control. Traverse the woods without scaring the wildlife or explore for days with the gas-powered range extender technology.

By this point, you might be wondering who the F$#&! is Christini? How have I never heard of him? Well, let me introduce you. Founder Steve Christini has more than 20 years of experience in the power sports and bicycle industry with international chain connections, major power sports connections, and military contacts.

The US Air Force, US Border Patrol and Navy SEALs have also used Christini, all-wheel drive motorcycles in patrol in combat settings. With innovative all-wheel drive technology, these vehicles have proven performance in the sand, snow or mud and have had success in racing at such venues as the X-Games and Enduro Cross Circuit.

Hi I'm Steve Christini, Founder of Christini EV. This here behind me is our Flagship electric ATV. This is going to be a new version of outdoor adventure ATVs and it's got longer range, near silent operation because hub motors don't have any contact with parts. On top of that, we do have our hybrid Automotive range extender, which is integrated inside this. So that does two things, it'll give you off-roading power. So you can imagine yourself being at a campsite, you can actually plug in and power all of your other equipment.

If your battery is depleted, you can recharge your battery just with the onboard range extender. Another neat feature is you can put it on automotive charge. So, what that means is as you're riding if you start to deplete your battery, it'll automatically kick in and start charging your battery just like a hybrid electric automobile. That's very important. Also because of no drivetrain, we're able to have an extra large battery in a very small platform. In this case, we have a 13-kilowatt hour battery. A lot of electric hybrid vehicles like cars will have an 18 to 20 kilowatt battery. So we have a very large automotive-size battery. It's also a very important point to note that the first vehicle that we made was funded by the office of Naval research. So we already have the military engaged and looking at these products for the long term.

Thanks, Steve. So there you have it. Welcome to the first fully integrated adventure electric vehicle company.

Perfect for adventurers, hunters, ranchers, farmers, tour guides, police, border patrol, park service and military. We hope to see you on the trails. Christini EV. More power, more range, more adventure.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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